Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Six Months Ended
June 30, 2012
Loss from Continuing Operations Before Taxes	$(8.7)
Add:
One-third of rents	4.9
Interest expense	43.3
Amortization of capitalized interest	3.5

Earnings from Continuing Operations	$43.0

Fixed charges:
One-third of rents	$4.9
Interest expense	43.3
Interest capitalized	8.6

Fixed Charges from Continuing Operations	$56.8

Ratio of Earnings to Fixed Charges from Continuing Operations	0.8

For purposes of computing this ratio, “earnings” consist of income (loss) from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.